Morgan, Lewis & Bockius LLP	Morgan Lewis
1701 Market Street	COUNSELORS AT LAW
Philadelphia, PA 19103
Tel: 215.963.5000
Fax: 215.963.5001

Sean Graber

Associate

215.963.5598

December 9, 2010

FILED AS EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson, Esq.

Sheila Stout

Division of Investment Management Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                               Response letter to comments on N-14 for SEI Asset Allocation Trust (File Nos. 333-169852)

Dear Ms. O’Neal-Johnson and Ms. Stout:

Set forth below are your comments, and our responses to those comments, on the SEI Asset Allocation Trust’s (the “Trust”) Form N-14 filed under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (“SEC”) on October 8, 2010, regarding the reorganizations of certain series of the Trust (each, a “Reorganization” and, together, the “Reorganizations”).  Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectus/Proxy Statements and/or Statements of Additional Information included in the N-14.

GENERAL COMMENT:

1.                                       Comment:  Please explain in your response letter your analysis for choosing the accounting survivor of each Reorganization.

Response:  When determining which fund in a mutual fund reorganization should be treated as the accounting survivor, SEC staff guidance, as set forth in the SEC staff no-action letter to North American Security Trust (pub. avail. Aug. 5, 1994), indicates that the attributes of each of the funds involved in the reorganization should be compared to determine which fund most closely resembles the surviving fund.  The SEC staff has indicated that such a comparison should take into account the factors listed below, which are listed in order of their importance.

A.                                   Portfolio Management

The primary factor in determining the accounting survivor of a mutual fund reorganization is the portfolio management structure of the surviving fund.  This is because the portfolio managers of the surviving fund are a good indicator of how the surviving fund will be managed in the future and which of its predecessors it will most likely resemble.  In the present case, the surviving fund to each Reorganization will be managed by portfolio managers who are the current portfolio managers of the Surviving Fund and the Acquired Fund(s).

B.                                     Portfolio Composition

Another factor in determining the accounting survivor of a mutual fund reorganization is the portfolio composition of the surviving fund.  A review of the surviving fund’s portfolio composition against the historical portfolio compositions of the predecessor funds is another strong indicator of how the surviving fund will be managed.  The portfolio composition of the surviving fund of each Reorganization is expected to more closely resemble the historical portfolio composition of the Surviving Fund.

C.                                     Investment Objectives, Policies and Restrictions

The similarity between the surviving fund’s investment objectives, policies and restrictions and those of the predecessor funds is another factor in determining the accounting survivor of a mutual fund reorganization.  The surviving fund to each Reorganization will invest its assets in accordance with the Surviving Fund’s existing investment objectives, policies and restrictions.

D.                                    Expense Structure and Expense Ratios

While less of a factor than the above, the expense structure, the overall expense ratios, including expense caps, and investment advisory fees are considerations when determining which predecessor fund most closely resembles the surviving fund.  The surviving fund to each Reorganization will have (a) the same investment advisory fee as is currently in place for the Surviving Fund and the Acquired Fund(s); (b) the same expense cap limitation as is currently in place for the Surviving Fund; and (c) an overall expense ratio that most closely resembles that of the Surviving Fund.

E.                                      Asset Size

The relative size of each predecessor fund is also considered when determining which predecessor fund most closely resembles the surviving fund.  The asset size of the surviving fund to each Reorganization will most closely resemble that of the Surviving Fund.

Analysis of Factors

Each of the factors above supports the designation of the Surviving Funds as the surviving entities of the Reorganizations for accounting purposes.  Therefore, after careful review of the factors set forth above, the Trust has designated the Surviving Fund as the accounting survivor of each Reorganization because the Trust believes that the surviving fund of each Reorganization more closely resembles the Surviving Fund.

PROSPECTUS/PROXY STATEMENT COMMENTS

1.                                       Comment:  In each Prospectus/Proxy Statement, please indicate which fund has been designated as the accounting survivor of the Reorganization.

Response:  We have made the requested change.

2.                                       Comment:  Some of the numbers included in the Capitalization tables do not appear to be correct.  Please review the accuracy of the numbers included in the Capitalization tables in each Prospectus/Proxy Statement.

Response:  We have reviewed the accuracy of the numbers included in the Capitalization tables in each Prospectus/Proxy Statement, and have made certain changes to these numbers as a result of our review.  We believe the numbers included in the Capitalization tables in the final version of each Prospectus/Proxy Statement are correct.

3.                                       Comment:  In each Prospectus/Proxy Statement, confirm the Acquired Fund Fees and Expenses for the Class D shares of the Surviving Fund against the Acquired Fund Fees and Expenses in the Surviving Fund’s Class D shares prospectus filed on September 17, 2010.

Response:  We have reviewed the Acquired Fund Fees and Expenses for the Class D shares of the Surviving Funds, and have made certain changes to these numbers as a result of our review.  We believe the Acquired Fund Fees and Expenses for the Class D shares of the Surviving Funds included in the fee tables in the final version of each Prospectus/Proxy Statement are correct.

4.                                       Comment:  Per the requirements of Form N-1A, the fees and expenses included in the fee tables in the Prospectus/Proxy Statement should be for the prior fiscal year (i.e., March 31, 2010).  The footnotes to the fee tables in each Prospectus/Proxy Statement state that the fees and expenses of the Class D Shares of the Surviving Funds are for the current fiscal year.  Please delete these footnotes.

Response: The Class D Shares of the Surviving Funds were created in anticipation of the Reorganizations to facilitate the exchange of Class D Shares of the Acquired Funds. Accordingly, the Class D Shares of the Surviving Funds were not in existence during the prior fiscal year.  Because this fact is stated in numerous places in each Prospectus/Proxy Statement, we felt it would be confusing to shareholders to indicate that the fees and expenses of the Class D Shares of the Surviving Funds were being presented as of March 31, 2010.  That being said, the fees and expenses of the Class D Shares of the Surviving Funds in the fee tables in each Prospectus/Proxy Statement were based on the fees and expenses of the Surviving Funds as of March 31, 2010 and only adjusted to reflect the class-specific expenses of the Class D Shares, which we believe is consistent with Form N-1A’s requirements pertaining to the presentation of fees and expenses of a new share class of an existing fund.  Nonetheless, in response to your comment, we have deleted these footnotes.

5.                                       Comment:  The Prospectus/Proxy Statements state that the Acquired Funds will pay the costs of the Reorganizations.  In addition, the Prospectus/Proxy Statements state that the Acquired Funds’ payment of such costs will be considered an extraordinary fund expense and, therefore, not subject to any voluntary expense limitation or reimbursement agreement in effect for the Acquired Funds and their share classes.  The SEC staff takes the position that reorganization costs are not “extraordinary fund expenses”.  If the costs of the Reorganizations are outside the scope of the voluntary expense limitation or reimbursement agreements in effect for the Acquired Funds and their share classes, please simply indicate this fact rather than characterizing the costs of the Reorganizations as “extraordinary fund expenses”.

Response:  We have made the requested change.

6.                                       Comment:  With respect to the Moderate Strategy Fund Prospectus/Proxy Statement, the Total Annual Fund Operating Expenses (before fee waivers) provided in the “More Information About Fees and Expenses of the Funds” section do not match the Total Annual Fund Operating Expenses provided in the Fee Tables in the Synopsis section.

Response:  We have made the necessary corrections to these figures.

7.                                       Comment:  With respect to the Moderate Strategy Fund Prospectus/Proxy Statement, the Net Asset Values of Class A Shares and Class D Shares of the Pro-Forma Combined Moderate Strategy Fund in the Capitalization Table do not match the Net Asset Values of Class A Shares and Class D Shares of the Pro-Forma Combined Moderate Strategy Fund in the Pro-Forma Statement of Assets and Liabilities in the Statement of Additional Information.

Response:  We have made the necessary corrections to these figures.

8.                                       Comment:  With respect to the Market Growth Strategy Fund Prospectus/Proxy Statement, the number of Shares Outstanding for the Class D Shares of the Pro-Forma Combined Market Growth Strategy Fund in the Capitalization Table does not match the number of Shares Outstanding for the Class D Shares of the Pro-Forma Combined Market Growth Strategy Fund in the Pro-Forma Statement of Assets and Liabilities in the Statement of Additional Information.

Response:  We have made the necessary correction to this figure.

9.                                       Comment:  In each Prospectus/Proxy Statement, include the Reorganization costs being paid by the Acquired Fund(s) in the footnotes to the fee tables.

Response:  We have made the requested change.

10.                                 Comment:  In each Q&A, please include benchmark index returns in the performance tables.

Response:  We have made the requested change.

11.                                 Comment:  In each Q&A, please either (i) replace the fee tables with a narrative discussion of the Funds’ fees and expense; or (ii) remove the voluntary fee waivers from the fee tables.

Response:  In response to your request, we have removed the Funds’ voluntary fee waivers from the fee tables and included a narrative discussion in each Q&A of the current voluntary fee waiver arrangements in effect for the Funds.

12.                                 Comment:  The following sentence is included in each Prospectus/Proxy Statement: “An investment in the Funds is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency.”  Unless the Funds are required to include this sentence in the Prospectus/Proxy Statements because of Item 4(b)(1)(iii), this sentence should be removed.

Response:  We have deleted the sentence.

13.                                 Comment:  In the “Synopsis” section of each Prospectus/Proxy Statement there is a summary comparison of the investment strategies of the Surviving Fund and the Acquired Fund(s).  In the introductory paragraph to this comparison, please include a short discussion of the differences between the investment strategies of the Surviving Fund and the Acquired Fund(s).

Response:  We have made the requested change.

14.                                 Comment:  In each Prospectus/Proxy Statement, please rearrange the fee tables so that the fees and expenses of the Acquired Fund’s share classes are shown next to the fees and expenses of the corresponding class of the Surviving Fund.  For example, the fees and expenses of the Class A Shares of the Acquired Fund should be shown next to the fees and expenses of the Class A Shares of the Surviving Fund and the Pro-Forma Combined Surviving Fund.

Response:  We do not believe the current presentation of the Funds’ fees and expenses in the fee tables impairs a shareholder’s understanding of this important information.  In addition, we have found that revising the fee tables as you requested would substantially increase the width of the fee tables in each Prospectus/Proxy Statement and, as a result of the margin and print size requirements applicable to each Prospectus/Proxy Statement, the font size of the text in the fee tables and the amount of space between the columns and rows of the fee tables would need to be reduced in order to keep the various comparative fee tables presented together.  As a result, we believe that revising the fee tables as you requested would decrease the clarity of the presentation of the information presented in the fee tables.  Accordingly, we have not made the requested change.

15.                                 Comment:  In each Prospectus/Proxy Statement, please add “voluntary” before the phrase “fee waivers” in the column headings of the table showing the impact of the voluntary fee waivers.

Response:  We have made the requested change.

16.                                 Comment:  The “Fees and Expenses” sub-section of the “Synopsis” section of the Moderate Strategy Fund Prospectus/Proxy Statement states that “the Acquired Fund and the Surviving Fund currently have and after the Reorganization will have identical Management and Distribution fees and currently have and after the Reorganization will have substantially similar total annual fund operating expenses.”  Please revise this sentence to indicate that the total annual fund operating expenses will be substantially similar “but slightly higher” after the Reorganization.

Response:  In light of the complete discussion and presentation of the fee and expense information of the Moderate Strategy Fund (Surviving Fund) and the Diversified Conservative

Fund (Acquired Fund) presented in the “Fees and Expenses” sub-section of the “Synopsis” section of the Moderate Strategy Fund Prospectus/Proxy Statement, we do not believe the addition of the phrase “but slightly higher” is necessary for the shareholders to understand the fee and expense information of the Moderate Strategy Fund and the Diversified Conservative Fund.  Accordingly, we have not made the requested change.

17.                                 Comment: In the Prospectus/Proxy Statements for the Market Growth Strategy Fund and the Aggressive Strategy Fund, in lieu of providing fee and expense tables for all possible permutations of each Reorganization, you may provide fee and expense tables that show the “highest” fees and expenses and the “most likely” fees and expenses of the Pro-Forma Surviving Fund based on all possible permutations of each Reorganization.

Response:  After further review of the fee and expense tables included in the Prospectus/Proxy Statements for the Market Growth Strategy Fund and the Aggressive Strategy Fund, we found that the fees and expenses of the Pro-Forma Surviving Fund of each Reorganization are the same for each possible permutation of the Reorganization.  Based on this fact, we have included a fee and expense table in the Prospectus/Proxy Statements for the Market Growth Strategy Fund and the Aggressive Strategy Fund for the Pro-Forma Surviving Fund that assumes the reorganization of each acquired fund is consummated and provided a footnote explaining that the fees and expenses would be the same for each possible permutation of the Reorganization.

PRO-FORMA FINANCIAL STATEMENT COMMENTS

1.                                       Comment:  For each Reorganization, if the securities of the Acquired Fund(s) do not comply with the investment strategies and restrictions of its corresponding Surviving Fund and, therefore, will need to be sold off as a result of the Reorganization, please indicate these securities in the “Adjustments” column to the Pro-Forma Schedule of Investments and reflect the estimated capital gain or loss resulting from the sale of such securities.  If the securities of the Acquired Fund(s) do comply with the investment strategies and restrictions of its corresponding Surviving Fund, please indicate this fact in the footnotes to the Pro-Forma Schedule of Investments.

Response:  We have made the requested change.

2.                                       Comment: For each Reorganization, please show the costs of the Reorganization being paid by the Acquired Fund(s) in the “Adjustments” column to the Pro-Forma Statement of Assets and Liabilities.  These costs should be included as a debit to “Undistributed Net Investment Income” and a credit to “Reorganization Costs Payable”.

Response:  We have made the requested change.

3.                                       Comment:  For each Reorganization, please include a footnote in the Pro-Forma Statement of Operations that states that the Acquired Fund(s) will pay the costs of the Reorganization and include the amount of such costs.

Response:  We have made the requested change.

4.                                       Comment: If a Reorganization will result in any significant accounting policy changes for an Acquired Fund, a discussion of such changes should be included in the Notes to the Pro-Forma Financial Statements.

Response:  The Reorganizations will not result in any significant accounting policy changes for the Acquired Funds.

5.                                       Comment:  For each Reorganization, the “Basis of Combination” note in the Notes to the Pro-Forma Financial Statements states that the Surviving Funds will pay the costs of the Reorganizations.  This statement conflicts with the disclosure in each Prospectus/Proxy Statement.

Response:  We have revised each “Basis of Combination” note in the Notes to the Pro-Forma Financial Statements to state that the Acquired Funds will pay the costs of the Reorganizations.

6.                                       Comment:  For each Reorganization, please add disclosure to the “Basis of Combination” note in the Notes to the Pro-Forma Financial Statements stating that the Reorganization is intended to be tax-free.

Response:  We have made the requested change.

7.                                       Comment: For each Reorganization, please add a “Capital Shares” note to the Notes to the Pro-Forma Financial Statements that details the total amount of shares of the pro-forma combined surviving fund and the additional amount of Surviving Fund shares issued to each Acquired Fund’s shareholders.

Response:  We have made the requested change.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Sean Graber
Sean Graber